     As filed with the Securities and Exchange Commission on July 28, 1995.
                                                   Registration No. 33-
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          -----------------------------

                          LANDMARK GRAPHICS CORPORATION
             (Exact name of registrant as specified in its charter)

         Delaware                                         76-0029459
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                       Identification No.)

                              15150 MEMORIAL DRIVE
                            HOUSTON, TEXAS 77079-4304
                                 (713) 560-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             PATTI L. MASSARO, ESQ.
                                 GENERAL COUNSEL
                          LANDMARK GRAPHICS CORPORATION
                              15150 MEMORIAL DRIVE
                            HOUSTON, TEXAS 77079-4304
                                 (713) 560-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -----------------------

                                   Copies to:

                          ROBERT E. CRAWFORD, JR., ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270

                             -----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by the selling securityholders named herein.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             -----------------------

                                      (Calculation table continued on next page)

(Calculation table continued from previous page)

                         CALCULATION OF REGISTRATION FEE

                                                 Proposed               Proposed
                                                 maximum                maximum               Amount of
Title of shares             Amount to            aggregate price        aggregate             registration
to be registered            be registered        per share*             offering price*       fee*
- ----------------            -------------        ---------------        ---------------       ------------
Common Stock,               653,718              $26.1875               $17,119,240.13        $5,903.19
$0.05 par value
per share

- -------------------------

    *Computed pursuant to Rule 457(c), promulgated under the Securities Act of 1933, as amended, based upon the average of the high and low prices for the registrant's common stock on July 26, 1995, as reported on the National Market System of the National Association of Securities Dealers Automated Quotation System.

- ------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                                 653,718 SHARES

                          LANDMARK GRAPHICS CORPORATION

                                  COMMON STOCK

                          -----------------------------



         All of the 653,718 shares of common stock, $.05 par value per share (the "Common Stock"), of Landmark Graphics Corporation ("Landmark" or the "Company") offered hereby are offered for the account of the stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." The shares to be offered are those acquired by the Selling Stockholders in connection with the acquisition by Landmark of all of the outstanding common stock in GeoGraphix, Inc., a Colorado corporation ("GeoGraphix").

         The Selling Stockholders may offer the shares of Common Stock offered hereby from time to time to purchasers directly or through agents, underwriters or dealers. Such shares may be sold at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation ("NASDAQ") System under the symbol LMRK. On July 26, 1995, the last sale price for the Common Stock was $26.00 per share. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds."

                         ------------------------------

             THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 1.

                         -------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         -------------------------------


                                  July 28, 1995

         No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy the shares of Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at its New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company has filed with the Commission in Washington, D.C. a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement and exhibits, a copy of which may be obtained from the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company hereby incorporates by reference into this Prospectus: (i) the reports listed below (which include all reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since June 30, 1994; and (ii) the description of the Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act (Registration No. 0-17195) filed by the Company with the Commission, including any amendments or reports filed for the purpose of updating such description:

                        Reports Incorporated by Reference

         1. Annual Report on Form 10-K for the fiscal year ended June 30, 1994;
         2. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994;
         3. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994;
         4. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995;
         5. Current Report on Form 8-K dated September 29, 1994, as amended by Form 8-K/A; and
         6. Current Report on Form 8-K dated June 5, 1995.

         In addition, all documents filed by the Company subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: General Counsel, Landmark Graphics Corporation, 15150 Memorial Drive, Houston, Texas 77079-4304, (713) 560-1000.

                                  RISK FACTORS

         The following factors should be considered carefully in evaluating an investment in the Company's Common Stock.

         ENERGY INDUSTRY CONDITIONS. Landmark markets its products and services to domestic and international oil and gas companies. Uncertainty in the oil and gas markets due to price fluctuations, corporate restructurings, political developments, changes in tax policy and governmental regulations and other factors could have a material adverse impact on exploration and production budgets of Landmark's customers and, consequently, on the business and prospects of Landmark.

         FLUCTUATIONS IN FINANCIAL PERFORMANCE. Due to the substantial unit prices and low unit sales volume of some of Landmark's computer-aided exploration and reservoir management ("CAEX/CARM") systems, timing and volume differences in the shipment of such systems can produce significant fluctuations in quarter-to-quarter and year-to-year financial performance. Factors that could affect such timing include, among others, new product transitions, delays in new product introductions, shortages of system components, delays in obtaining required import/export permits and customer purchasing patterns. Past financial performance should not be considered to be a reliable indicator of future performance in any particular fiscal period.

         NEW PRODUCTS AND TECHNOLOGICAL CHANGE. The market for CAEX/CARM systems is characterized by continual and rapid technological developments which have resulted in, and will likely continue to result in, substantial improvements in product function and performance. The Company believes that its future success is dependent upon its ability to continue to improve its existing product lines, to address the increasingly sophisticated needs of customers, to maintain a reputation for technological leadership, and to achieve market acceptance. The Company also believes that its success will depend on its ability to anticipate changes in technology and industry standards and, to the extent such changes impact the Company's technology and products, to respond to technological developments on a timely basis, either internally or through strategic alliances. Current competitors or new market entrants may develop new technologies, products or standards which could render the Company's products obsolete. As a result of the preference of some customers for PC-based operating systems which are less costly than the Company's traditional UNIX operating system, the Company is adapting its products to function on other operating systems. Technical difficulties in accomplishing this adaptation may occur. Additionally, downward pressure on prices may occur as more low cost, lower functionality software products enter the market. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological developments, address the marketplace, or comply with industry standards, whether developed by Petrotechnical Open Software Corporation ("POSC"), Public Petroleum Data Model ("PPDM") or others. POSC, founded and primarily funded by several major energy companies, was formed in 1990 in response to industry recognition of the need to establish standardized methodologies for the collection, storage and management of data in the exploration and production process. PPDM is a Calgary, Canada-based consortium of companies that has developed a standard relational data model currently in use by 70 oil and service companies. The PPDM model was developed from an initial core of well information while the POSC data model was developed using a broad spectrum approach across a variety of topics and business areas. The Company intends to develop its products in compliance with POSC and/or PPDM standards that become widely accepted in the oil and gas industry. There can be no assurance that such compliance can be achieved in a timely or cost effective manner.

         COMPETITION. The market for CAEX/CARM systems is highly competitive. Landmark's existing and potential competitors may have substantially greater marketing, financial and technical resources than the Company. The Company also experiences competition from certain of the major oil and gas companies which have internally developed, and may continue internally developing, CAEX/CARM systems, thereby limiting the Company's potential customer base. In addition, new competitors are entering the market and competition is intensifying. Several competitors have entered the data management market with currently-available products and services. The Company is developing a data management strategy, but until plans and solutions are finalized, the Company's ability to compete in the data management market may be adversely affected. There can be no assurance that sales of the Company's products will not be adversely affected if its current competitors or new market entrants introduce new products with better functionality, performance, price or other characteristics than the Company's products. In addition, competitive pressures or other factors may result in significant price erosion that could have a material adverse effect on the Company's results of operations.

         INTERNATIONAL OPERATIONS. During the nine-month period ended March 31, 1995, approximately 59% of the Company's revenues were generated by international operations, including sales to state-owned companies. International operations are subject to various risks not present in domestic operations such as fluctuations in currency exchange ratios, nationalization or expropriation of assets, import/export controls, political instability, variations in the protection of intellectual property rights, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations, with customers speaking different languages and having different cultural approaches to the conduct of business. There can be no assurance that the business of the Company will not be adversely affected by these factors in the future.

         VOLATILITY OF STOCK PRICE. Factors such as announcements of new products by the Company or its competitors, quarter-to-quarter and year-to-year variances in financial results, and changing conditions in the oil and gas industry have caused the market price of the Company's Common Stock to fluctuate substantially, and could continue to do so in the future. Shortfalls in revenue or earnings from levels expected by securities analysts have had an immediate and significant adverse effect on the trading price of the Company's Common Stock in the past and could continue to do so in the future. The Company may not learn of such shortfalls until late in the quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's Common Stock. Additionally, the Company participates in the energy exploration and high technology industries, which have been highly dynamic. As a result, the Company may experience price and volume fluctuations in its Common Stock unrelated to the operating performance of the Company.

         DEPENDENCE ON CORE PRODUCTS. The Company currently derives a substantial portion of its revenues from sales of its seismic interpretation and geologic interpretation and mapping products. As a result, any factor adversely affecting sales of these products could have a material adverse effect on the Company. The Company's future financial performance will depend in part on the successful development and introduction of new and enhanced versions of these products and customer acceptance of such new and enhanced versions.

         DEPENDENCE ON KEY CUSTOMERS. A significant portion of the Company's revenues are derived from sales to a small group of key customers, primarily major oil and gas companies. The Company's future success is dependent upon continued acceptance of its products by, and its continued ability to generate sales of multiple CAEX/CARM systems to, these key customers. The loss of any one or more of these customers could have an adverse effect on the Company's results of operations. The Company's future success also is dependent upon its ability to expand into new market segments, such as national oil companies and small independent oil companies.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company relies on patent, copyright and trademark laws, license and nondisclosure agreements and technical means to protect its rights in its software products and its market position. All employees of the Company are required to sign agreements to maintain the confidentiality of the Company's proprietary information. If the validity of the Company's patents, copyrights and/or trademarks is successfully challenged and/or the Company's confidential proprietary information becomes publicly available, the Company's financial condition and results of operations could be materially adversely affected. In addition, substantial resources may be required to prosecute infringement claims for unauthorized use by third parties of the Company's proprietary rights, or to defend claims that the Company's products infringe upon the proprietary rights of others.

         DISRUPTION IN VENDOR SUPPLIES OR CHANGE IN VENDORS. The Company's software and systems incorporate technology supplied in part by third parties. Although Landmark is not presently experiencing and does not anticipate any supply or quality control problems with its vendors for either hardware components or software releases, such problems, if they were to occur, could have a significant effect on Landmark's ability to meet production and sales commitments. Should such problems cause production delays in the future, the Company's financial results could be adversely affected. Redesign of Landmark's products may be required and costly delays may result. Further, if Landmark is unable to obtain adequate supplies of the hardware platforms utilized in its CAEX/CARM systems (the Sun Microsystems SPARCstation, the IBM RISC System/6000 workstation and the SiliconGraphics Workstation) or is required or decides to incorporate a different hardware platform or operating system in its CAEX/CARM systems, the Company could experience delays or reductions in production and/or increased expenses while the Company redesigns its CAEX/CARM systems, all of which could have an adverse effect on the financial performance of the Company.

         DEPENDENCE UPON SENIOR MANAGEMENT AND KEY PERSONNEL. Landmark believes that its success is dependent upon its senior management and upon attracting and retaining highly skilled professionals experienced in the energy industry, computer and graphics technologies and marketing. Most of these personnel are not bound by employment agreements. Failure by

Landmark to retain and to continue to attract senior management or such professionals could adversely affect Landmark's ability to compete.

         RECENT ACQUISITIONS. Since March of 1994 the Company has acquired four software development companies, as well as the significant assets of a fifth software development company. The negotiation and closing of such acquisitions, as well as the assimilation of the personnel, products and systems of the acquired companies, has required and will require a significant amount of management attention. The diversion of management time and other resources to these acquisitions and away from the business of the Company could have a material adverse effect on the Company and the market for its Common Stock, particularly in the short term.

         REORGANIZATION. In fiscal 1995 the Company began reorganizing its business units to deliver integrated software solutions and value added services to meet the changing needs of the Company's customers. The reorganization continues to require significant changes in account management responsibility, physical transfers of key employees, recruitment of additional executives and managers, reallocations of resources and budgets, and changes in marketing strategy. Failure to implement the reorganization in a timely and effective manner could cause a loss of focus on the Company's revenue generating activities and/or create an increase in expenses without realizing expected efficiencies, which could have an adverse effect on the Company's financial performance.

         RELIANCE ON ACQUISITIONS. Expansion through acquisition is an important element of the Company's growth strategy and the Company believes there are ample acquisition opportunities. However, the Company's continued ability to grow by acquisition is dependent upon and may be limited by the availability of acquisition candidates at reasonable prices and the Company's ability to obtain acquisition financing on acceptable terms. The Company will likely experience competition in making acquisitions from larger companies with significantly greater resources. To the extent that the Company issues shares of Common Stock to finance any acquisition, existing stockholders may experience dilution. To the extent that the Company uses cash to finance any acquisition, the Company may be required to incur additional debt. Further, there can be no assurance that the Company's management will be able to maintain or enhance the profitability of any acquired business or consolidate its operations to achieve cost savings.

         CORPORATE INFORMATION SYSTEM IMPLEMENTATION. In the third quarter of fiscal 1995, the Company began implementation of a new integrated corporate information system to entirely replace its present systems. The new system implementation has not yet been completed. The new system incorporates a suite of business applications licensed from Systeme, Anwendungen und Produkte ("SAP"), a company based in Walldorf, Germany. The Company has been transitioning from existing systems to the SAP system by using a phased implementation approach. The functional areas affected primarily include finance, manufacturing and logistics, sales and distribution and reporting. Although Company management has carefully chosen the system software and hardware and has retained professional consultants to assist in implementation of the system, there is no assurance that implementation will occur in a timely and effective manner, or that there will not be unforeseen expenses or difficulties associated with the implementation. Any such delay, expense or difficulty could have a material adverse effect on the Company's operations. Specific risks associated with the new system implementation include but are not limited to inability to perform the critical processes involved in booking orders, ordering inventory, shipping products, invoicing customers, and closing the books in a timely manner.

                          THE COMPANY AND ITS BUSINESS

GENERAL

         Landmark was incorporated in Texas in July 1982 under the name "Landmark Graphics Corporation" and reincorporated under the same name in Delaware in June 1987. Unless the context otherwise requires, references in this Prospectus to "Landmark" and the "Company" include the prior Texas corporation as well as the current Delaware corporation and its subsidiaries. Landmark's executive offices are located at 15150 Memorial Drive, Houston, Texas 77079-4304, and its telephone number is (713) 560-1000.

         Landmark is a leading supplier of geoscience and engineering software, systems and services used by petroleum companies worldwide to find, produce and manage oil and gas reservoirs.

         In more than 60 countries, geologists, geophysicists and petroleum engineers use Landmark products in almost every phase of exploration and production. The Company's applications software transforms vast quantities of seismic, well log and other data into detailed computer models of petroleum reservoirs. These models reveal critical information about subsurface formations and enable oil and gas companies to boost drilling success, lower exploration and production costs, and improve their evaluation of assets in the ground.

         Landmark offers an extensive line of integrated software applications, for seismic processing, three dimensional ("3D") and two dimensional ("2D") seismic interpretation, geologic and petrophysical interpretation, mapping and modeling, well log and production analysis, drilling and production engineering and data management. Through its service and consulting business, Landmark provides software training, on-site support and assistance in designing computer networks and integrating applications and data.

         In 1984, Landmark shipped the first commercially available microprocessor-based interactive computer-aided exploration system for interpretation of 3D seismic data and has continued to be a leader in the industry with a series of innovations in 3D seismic technology. The Company also has expanded the breadth of its applications portfolio to include geologic interpretation and analysis, geologic mapping and modeling and seismic data processing. The Company believes that there is a significant need in the computer-aided exploration market for systems that enable geoscientists in different technical disciplines to work concurrently using a common database and integrated tools. In response to this need, the Company has introduced OpenWorks, a software integration and data management platform that offers an open systems computing environment for the concurrent visualization, interpretation, analysis and management of different types of data for exploration and production in a standardized environment.

OpenWorks is based on a UNIX operating system, employs standard graphical user interfaces and networking protocols, and functions with the Oracle relational database management system. OpenWorks enables integration of multiple applications, including Landmark's applications as well as third party applications.

         Customers are placing increased importance on streamlining work flows between multi-disciplinary teams. The Company believes petroleum companies are demanding state-of-the-art software in various technical disciplines which permit data to be easily shared and which provide the ability to access and manage vast quantities of data. In fiscal 1995, the Company reorganized its internal teams to respond to its customers. The Company believes arranging its operations into entrepreneurial product and integrated solutions companies is an important element in addressing these needs.

THE COMPANY

         Landmark was the original supplier of microprocessor-based 3D seismic interpretation products in the computer-aided exploration marketplace. The Company remains committed to providing tools which exploit the full value of 3D visualization, interpretation and analysis, enabling oil and gas companies to maximize the value of their substantial investments in 3D seismic data. The Company recognized in the early 1980's, at a time when the Company's competitors focused on the analysis of 2D seismic data, that 3D seismic data offered superior interpretive and analytical results. Fueled by its focus on 3D technology, Landmark experienced rapid growth during the 1980's despite severe reductions in exploration and production in the United States and downsizing of the oilfield services industry.

         To complement its core 3D seismic interpretation products, the Company has developed, licensed or acquired other products that offer functionality to geologists, geophysicists, reservoir engineers and other earth science professionals. Geologic mapping and seismic processing software applications have become core products along with 3D seismic interpretation and reservoir engineering software applications, and the Company has expanded its offerings of software to support the exploration and production geologist. Five recent acquisitions have significantly expanded the Company's ability to meet the needs of geologists, geophysicists and petroleum engineers in almost every phase of exploration and production:

         In March 1994, with the acquisition of Advance Geophysical Corporation of Denver, Colorado, Landmark acquired the ProMAX family of products, which provide seismic processors and interpreters with tools to manipulate raw seismic data and to condense it into a form that is ready for interpretation.

         The September 1994 acquisition of Houston-based Stratamodel, Inc. further expanded Landmark's products offerings to include reservoir characterization and modeling software products used by geoscientists in oil and gas exploration and production.

         Also in September 1994, the Company acquired MGI Associates, Inc., a leader in the development of personal computer-based petroleum economics and reservoir engineering software applications.

         In February 1995, the Company acquired certain assets of DRD Corporation, including drilling and completion engineering software applications.

         In June 1995, the Company acquired GeoGraphix, Inc., a Denver, Colorado-based company that designs, implements, markets and supports technical mapping and data analysis software. These products address unique requirements of the oil and gas exploration and production industry. The technology which GeoGraphix has developed is used by geoscientists, petrophysicists, petroleum engineers and land professionals to organize, visualize, and assess data which has a spatial context. GeoGraphix' "smaller-scale" systems for basic geological and engineering problems complement Landmark's traditional solutions designed for the rigorous demands of complex reservoir characterization. The addition of GeoGraphix provides worldwide customers with a broad range of scalable solutions across the "complexity spectrum" from basic to complex.

         Since its inception in 1982, the Company has made significant research and development expenditures for the development of geoscience applications software. The Company believes that its customers generally are unwilling or unable to incur the expense or delay of developing such software and expertise internally, and have determined that competitive pressures in exploration and production necessitate the acquisition of geoscience systems such as those offered by Landmark.

STRATEGY

         Landmark's strategy is to provide complete computing solutions and other information services for the exploration and production of oil and gas, including software, services and third-party hardware. The Company executes this strategy in the following ways:

         Applications Development. The Company develops new software applications and enhancements to existing software applications, both internally and through joint development efforts with business partners or licensees, or otherwise acquires software applications from third parties. To complement these efforts, the Company configures hardware to take advantage of the full range of functionality offered by the Company's software applications.

         Integration of Applications and Data Management. The Company expects that, as the exploration and production industry intensifies its use of technology, there will be an increasing demand for software integration and data management platforms such as OpenWorks. The Company intends to continue the development of OpenWorks, to embrace prevailing technology standards within the OpenWorks platform, and to intensify its marketing of OpenWorks as a means of enabling a single geoscientist to work in multiple disciplines and multidisciplinary teams of geoscientists to work concurrently with the same data and applications.

         Integrated Solutions and Expansion of Services. Landmark has created an Integrated Solutions Group to provide account management, first-line support, and consulting services across most of Landmark's product groups. In addition, because the Company believes that offering a comprehensive range of services to its customers is a critical aspect of its business, the Company intends to continue enhancing and expanding its range of services to meet the evolving requirements of its customers. The Company's revenue generating services include provision of on-site professionals and dedicated services as a primary support mechanism for its larger customers.

         Broadening of Customer Base. In addition to selling to its established customer base of major multinational and large independent oil companies, the Company intends to intensify its efforts to sell to small independent oil and gas firms and state-owned energy companies.

         Growth Through Acquisitions. The Company intends to continue to evaluate and, if attractive opportunities arise, acquire or license products and technologies and acquire businesses which it believes are important to achieving its strategy.

PRODUCTS AND SERVICES

         Landmark's core products are its seismic interpretation software applications, seismic processing applications, geologic interpretation and mapping applications, 3D reservoir modeling applications, production engineering applications, technical mapping and data analysis applications and OpenWorks software integration and data management platform. The Company also offers a number of other complementary software applications.

SEISMIC INTERPRETATION APPLICATIONS

         Landmark's software applications designed primarily to enhance the visualization, interpretation and analysis of 3D and 2D seismic data include the following:

         SeisWorks/3D (3D seismic interpretation). Using this software, geoscientists can take advantage of the extensive volume of data provided by a 3D seismic survey to map reservoirs with increased accuracy. The software enables geoscientists to use color analysis to describe various attributes of the data and to track subsurface horizons in detail.

         3DVI (3D seismic volume interpretation). The 3DVI software application is a suite of products designed to allow 3D seismic interpreters to view and work with the entire 3D seismic "cube" of data in three dimensions on their computer screens. The three applications in this suite (ZAP! III, SeisCube and SurfCube) are tightly integrated with one another and with SeisWorks/3D.

                 ZAP! III (automatic horizon picking). ZAP! III allows geoscientists to map a seismic reflection surface through an entire 3D volume in minutes or even seconds. This task could take weeks or months when done manually.

                 SeisCube (visualization and interpretation of 3D volumes). This product allows geoscientists to select a 3D surface to map with ZAP! III and then peel away overlying seismic data to view the surface in three dimensions. Users of SeisCube in conjunction with SeisWorks/3D can scan through the solid 3D cube on screen before they begin to interpret specific surfaces, faults or other geologic features.

                 SurfCube (perspective displays of interpreted surfaces). This software allows the user to rotate a full 3D perspective display to check the quality of interpretations, add color and other seismic attributes to enhance the clarity and content of surfaces and communicate complex geological relationships to others.

         VoxCube (analysis and visualization of seismic data attributes in 3D space). This software helps users predict the presence of hydrocarbons by adjusting the opacity and color of a 3D seismic volume to display only those data attributes that are needed, such as phase, porosity or velocity.

         SynTool (synthetic seismograms generation). SynTool creates synthetic seismic traces from well log readings, enabling geoscientists to correlate more effectively limited, extremely precise well log data with more extensive, indirect seismic data.

         SeisWorks/2D (2D seismic interpretation). This product is the 2D equivalent of SeisWorks/3D. This 2D software assists geoscientists in generating accurate maps of reservoirs using 2D seismic data, which represents a single "line", or cross section of earth, rather than an entire cube of such data as represented by the 3D method.

         Fast Track (2D automatic horizon tracking). This product is the 2D equivalent of ZAP! III. It allows the geoscientist to bypass the tedious hand-tracking of a subsurface horizon over an entire 2D line. The program automatically tracks horizon surfaces across faults, around corners if the 2D line was not a straight line, and through areas where data quality is low.

         TDQ (time-depth conversion). This product allows geoscientists to quickly and accurately convert time-based seismic data to depth-based geological data, and vice versa. It facilitates the use of multiple Landmark applications in a single project.

SEISMIC PROCESSING APPLICATIONS

         Seismic processing applications provide tools for geoscientists to process complex seismic data on their own workstations, eliminating the need to send data to outside contractors:

         MicroMAX (field seismic processing). MicroMAX enables geoscientists to use personal computers to perform various quality control tasks and test seismic data during the data acquisition process.

         ProMAX (2D/3D seismic processing). This software consists of an extensive library of techniques that help processing specialists convert large amounts of raw field recordings into 2D and 3D seismic images for further analysis and interpretation. The new ProMAX version 6.0 has been expanded with capabilities for high-volume 3D processing for very large datasets and has been integrated with the seismic interpretation workflow.

         ProMAX Prospector (post-stack processing). Prospector is a special version of ProMAX designed for seismic interpreters, rather than processors. This application allows geoscientists to analyze certain data attributes and perform simple processing on selected seismic sections, to improve their understanding of subsurface geology.

         ProMAX VSP (borehole seismic processing). This is another version of ProMAX designed to process "vertical" seismic data acquired inside wellbores. It enables geoscientists to match precise well information (measured in units of depth) with seismic data (measured in units of time), to obtain a better understanding of the subsurface geology near the borehole.

GEOLOGIC INTERPRETATION AND MAPPING APPLICATIONS

         The following software applications enable geoscientists to interpret and map a variety of geologic data:

         Z-MAP Plus (geologic mapping and modeling). Z-MAP Plus provides geoscientists with an extensive collection of geomathematical tools to compute and model faults, horizons, fluid contacts, reservoir volumes and many other geologic features. In addition, it provides users with a variety of specialized tools for creating high quality plots, maps, montages and other paper displays for use in presentations.

         StratWorks (geologic interpretation). This software product is Landmark's first application designed for routine well log correlation, interpretation and mapping and is the Company's first product aimed primarily at geologists and seismic interpreters who need log interpretation tools. In addition, links between StratWorks and the Company's other applications make it easier for users to integrate complex geological information with seismic interpretations, resulting in better understanding of oil and gas prospects.

         PetroWorks (well log analysis). PetroWorks is a new application that allows geologists and seismic interpreters to analyze subsurface geology and reservoir characteristics, eliminating the need to consult an expert well log analyst.

3D RESERVOIR MODELING APPLICATIONS

         The following applications create interactive three-dimensional models of oil and gas reservoirs using a variety of subsurface data:

         SGM (stratigraphic geocellular modeling). SGM is the core software product for modeling reservoir rock and fluid properties. It provides real-time rotation and visualization of a 3D graphic framework of cells within earth layers, as well as mathematical calculations.

         GTM (geocellular template modeling). This companion module to SGM allows geoscientists to create "templates" of various geological features such as buried reefs, channels, and other spatial changes in rock type. Special lighting, shading, and transparency tools aid visualization.

         StrataMap (interactive gridding and editing). StrataMap provides interactive mapping capabilities. Using StrataMap, geoscientists can quickly map seismic or well data sets and incorporate the results into their 3D reservoir models.

         StrataSim (fluid flow simulator). This product provides an interactive link between geologic modeling and reservoir engineering. Users can test static reservoir models with simulations of dynamic fluid flows to determine the most efficient ways to extract oil and gas.

         OpenSGM (development tools). OpenSGM is an enabling technology that allows users to incorporate third party or in-house modeling algorithms into SGM, or develop new software applications linked to SGM.

         RAVE/DV (reservoir characterization). This tool enables geoscientists and engineers to visualize relationships among various seismic and reservoir attributes. It allows them to correlate statistically significant clusters of reservoir properties with existing or potential well locations in standard map and cross section views.

PRODUCTION ENGINEERING APPLICATIONS

         The following applications are designed for drilling and production engineering and economics:

         ARIES (economics and reserve management). The ARIES product line includes three modules: one for production engineering graphics, one that monitors petroleum reserve activities and volumes and one for economic analysis.

         DIMS (drilling information management system). At the drilling site, this application replaces inefficient manual/paper data collection and reporting methods with a digital system using relational database technology.

         WIMS (well information management system). WIMS software provides an efficient database with tools to develop completions and workovers.

         POWAR (production operators workstation). This is a system for daily data collection and reporting on producing wells. POWAR captures data in the field and moves it through the central production account system.

         GMS (gas management system). GMS is used with POWAR to track and allocate gas production from point-of-sale back to partners.

         WELLPLAN (relational database, data analysis and engineering software system). WELLPLAN is used for drilling, completions and well service operations. It is utilized at the rig site and office, providing seamless integration between reporting and engineering functions.

         Although the Company does not own the technology, Landmark has the exclusive right to license the ARGUS product for use in oil and gas exploration and production. ARGUS is a geographic information system that provides many different professionals with a common map-based method of accessing and viewing data stored in multiple databases. It can be used by both geoscientists and managers to better understand relationships among various types of data.

TECHNICAL MAPPING AND DATA ANALYSIS APPLICATIONS

         GES (geoscientific data management and mapping). GES is an integrated set of modules which address fundamental aspects associated with exploration and reservoir characterization. The basic functionality includes well and seismic data management, base mapping, surface and fault modeling, cross sectioning and volumetric estimation.

         Jaguar (petroleum engineering and economic forecasting). The Jaguar engineering system provides a suite of petroleum engineering applications which include functions for estimating production decline, recoverable reserves, economic forecasting and reservoir volume.

         QLA 2 (petrophysical well log analysis). The QLA 2 petrophysical system delivers well log data processing, cross-plotting and display facilities. QLA 2 incorporates a graphical programming language developed specifically for processing petrophysical data. QLA 2 was originally developed under a joint marketing agreement with Schlumberger Technologies, which agreement was terminated and superseded by an exclusive distribution license which extends until June 30, 1996. Under the new agreement, QLA 2 is owned by Schlumberger Technologies but Landmark has the exclusive right to sell QLA 2 under a 50% - 50% royalty arrangement for the term of the agreement. The agreement with Schlumberger Technologies does not preclude the Company from marketing products to customers that have previously received QLA 2 products. Upon termination of the agreement, the Company's rights with respect to QLA 2 will terminate. Landmark is actively engaged in the development of a replacement for QLA 2 which is intended to provide sophisticated multi-well analysis fully integrated with Landmark's data management and mapping products.

         LeaseMap (petroleum land management). LeaseMap provides data management and mapping functionality to assist the land professional in managing producing and prospective properties.

THE OPENWORKS SOFTWARE INTEGRATION AND DATA MANAGEMENT PLATFORM

         The OpenWorks software integration and data management platform allows geoscientists to efficiently run multiple applications from different disciplines in side-by-side windows and, via a common Oracle database, exchange data among them. OpenWorks also provides a software development platform which can enhance productivity in designing and building new applications, both for the Company and for third party applications developers. The OpenWorks platform is specifically designed to support modular applications, which are simpler to build, maintain and enhance than large "monolithic" applications. Customers are able to use the OpenWorks tool kit to integrate their own proprietary applications with purchased applications.

         OpenWorks has been developed to provide a standards-based, open systems technology architecture. OpenWorks is based on a UNIX operating system, employs standard graphical user interfaces (X Window System and Motif) and networking protocols (TCP/IP and NFS) and functions with the Oracle relational database management system. Most of Landmark's current applications interface with its latest release of the OpenWorks platform. Several other products are currently being written under, or converted or linked to, the OpenWorks platform. OpenWorks also includes several options for directly linking software applications of third parties. Several third party software developers, on their own, or as business partners with the Company, have developed new applications under OpenWorks, or linking existing applications to OpenWorks, further expanding the universe of applications capable of being run on the Company's computer-aided exploration systems. In addition, several oil companies have purchased copies of OpenWorks for use by their own developers.

OTHER COMPLEMENTARY SOFTWARE APPLICATIONS

         In addition to its core products, the Company offers additional computer-aided exploration products designed to enhance the ability of geoscientists to access, interpret and analyze data, including the following:

         Landmark Geo-dataWorks (geoscience data management). This product is Landmark's first commercial application designed for graphical management and querying of geoscience data. It provides users of Landmark's software applications easy access to data without having to become a database expert.

SERVICES

         To more fully satisfy the needs of its diverse customer base, Landmark provides a variety of service and support programs. These programs are provided by Company employees who are experienced geoscientists and users of CAEX/CARM systems. Key revenue generating services and support programs include:

o Service contracts which provide the customer with hardware maintenance and all revisions and enhancements to its software;

o Training courses for users of Landmark's software, as well as system administrators, either at the customer's location or at the Company's offices throughout the world;

o Telephone and on-site support options, to aid geoscientists in more effectively using applications, and in problem solving with systems or software;

o Customized consulting services in data loading and management to provide access to the diverse types of information used in most exploration and production projects;

o Consulting and networking services to help customers design, build and integrate the most effective computer environment for their particular needs; and

o An Integrated Solutions Group which provides account management, first-line support, and consulting services across most of Landmark's product groups.

HARDWARE

         The Company does not develop or manufacture computer hardware. Instead, the Company configures standard commercially available workstations and related hardware with the Company's software applications to satisfy customer requirements. The Company's systems incorporate Sun SPARCstation, IBM RISC System/6000 and Silicon Graphics, Inc. workstations, which employ derivatives of the UNIX operating system. The Company also offers PC-based workstations, which employ derivatives of the DOS and Windows operating systems. The typical system consists of a CPU with memory, mass storage and imaging hardware appropriate for Landmark's data-intensive applications. The Company evaluates other hardware platforms on a continuing basis and supports additional hardware platforms for certain applications, depending on the particular needs of the software and the customer.

         The Company's systems operate as stand-alone workstations or may be integrated into a work group environment. All of the Company's UNIX workstations support TCP/IP networking protocols and operate on Ethernet local area networks.

PRODUCT DEVELOPMENT

         Landmark is committed to providing computer-aided tools which enhance the visualization and characterization of the subsurface and which permit the integration of different data types and of different interpretations. The Company has focused and will continue to focus research and development efforts on helping oil and gas companies maximize the value of their substantial investment in seismic, well log and reservoir data through CAEX/CARM products and services.

         The Company is focusing research and development efforts on integrating all its principal applications under the OpenWorks software integration and data management platform to provide the broadest suite of integrated applications in the industry. In addition, the Company has taken an open systems approach to the development and marketing of OpenWorks to encourage other software vendors to develop new applications or modify existing applications to run on OpenWorks.

         The Company believes that its open systems approach is consistent with the efforts of POSC and PPDM to develop industry standards for the computerization of the exploration and production process. The Company intends to continue to develop its products in compliance with POSC and/or PPDM standards that become widely accepted in the oil and gas industry. Landmark plans to release an additional version of OpenWorks on PPDM to provide an intermediate PPDM-based project data management and integration platform addressing customers' immediate needs. The Company plans a subsequent major release of OpenWorks which is intended to be fully POSC-compliant based on the PPDM subset of Epicentre.

         The Company's existing customers are active in determining development ideas and prioritizing enhancements and future products. Through user groups, focus groups and a computerized system of tracking requests received from daily interactions with customer support personnel, the Company is in close contact with the needs and requirements of its customers and their innovative uses of technology. Landmark's software developers and systems engineers work closely with hardware vendors to configure hardware systems to take advantage of the full range of functionality offered by the Company's software, including client-server functionality and graphics visualization capabilities.

         During the nine months ended March 31, 1995, and the fiscal years ended June 30, 1994, 1993 and 1992, the Company expended approximately $13,360,000, $16,503,000, $13,721,000 and $14,263,000, respectively, on product design and development (which figures are net, respectively, of capitalized software development costs of $2,439,000, $2,488,000, $1,701,000 and $2,251,000). The
amount of capitalized software development costs amortized was $2,324,000, $2,100,000, $1,593,000 and $1,154,000 for the nine months ended March 31, 1995, and the fiscal years ended June 30, 1994, 1993 and 1992, respectively.

MARKETING AND SALES

         The Company believes that personal customer contact is an important factor in marketing its CAEX/CARM systems and therefore sells its systems through a direct sales force located in more than 20 sales and technical support centers worldwide. Sales personnel generally have either a geoscience education or expertise in selling advanced technology-based systems.

         The Company sells products and services to major multinational energy companies, such as Amoco, British Petroleum, Chevron, Mobil Oil, Phillips Petroleum, Royal Dutch/Shell, Texaco and Unocal, and to large independent oil and gas companies, such as Amerada Hess, Marathon Oil, Maxus Energy and Pennzoil. Landmark also has increased the sale of products and services to national and small independent oil and gas companies. For the nine-month period ended March 31, 1995, approximately 59% of the Company's total revenues were generated by international sales.

GOVERNMENT REGULATION

         The Company must obtain validated export licenses from the U.S. government prior to selling its products in certain foreign countries. To date, the Company has not experienced any unusual difficulty in obtaining the required export licenses; however, there can be no assurance that it will not experience difficulty in obtaining such licenses in connection with future export sales.

COMPETITION

         The market for CAEX/CARM systems is highly competitive. The Company's existing and potential competitors may have substantially greater marketing, financial and technical resources than the Company. The Company's existing competitors include a division of Schlumberger, Ltd. and specialized software companies. The Company also experiences competition from certain of the major oil and gas companies which have internally developed, and may continue internally developing, CAEX/CARM systems, thereby limiting the Company's potential customer base. In addition, new competitors are entering the market and competition is intensifying. There can be no assurance that sales of the Company's products will not be adversely affected if its current competitors or new market entrants introduce new products with better functionality, performance, price or other characteristics than the Company's products.

         The Company believes that the principal competitive factors in the CAEX/CARM market are first-to-market advantage, installed base size, product functionality and performance, software integration, the relationship of product price and performance, and customer support and consulting services. The Company believes that it competes effectively with respect to each of these factors.

PATENTS, COPYRIGHTS, TRADEMARKS AND LICENSES

         The Company generally relies on patent, copyright and trademark laws, license and nondisclosure agreements, and technical measures to protect its rights in its software products. All employees of the Company are required to sign an agreement that they will maintain the confidentiality of the Company's proprietary information. The Company's products generally are licensed to customers pursuant to an agreement that restricts the use of the products to the customer's internal purposes.

         The Company has applied for U.S. and foreign patents for several of its existing and future products. A U.S. patent covering an invention in the Company's TurboZAP! was issued October 8, 1991 as U.S. Patent 5,056,066. Another patent was issued October 6, 1992 as U.S. Patent 5,153,858 which covers an innovative method for picking horizons in 3D seismic data. Two additional patents (U.S. Patents 4,821,164 and 4,991,095) relating to processes for three-dimensional mathematical modeling of underground geologic volumes were issued on April 11, 1989 and February 5, 1991, respectively. U.S. Patent 5,432,751, which was issued July 11, 1995, covers a computerized method of automatically picking horizons from a 3D volume of seismic data traces. The above patents will expire 17 years after the issuance date. Other patents are pending seeking coverage for inventions in the Company's new generation of ZAP! products. Still other patents are pending seeking coverage for Company's OpenWorks method of information communication between concurrently operating computer programs. Software products originated by the Company's employees are covered by copyright.

         The Company has trademark rights in the marks applied to its software products. U.S. trademark registrations have been issued for the marks LANDMARK, LANDMARK and pyramid logo, OPENWORKS, STRATWORKS, SEISWORKS, PETROWORKS, ZAP!, WELLBASE, GEOGRAPHIX, ISOMAP, SEISMAP and LEASEMAP. Canadian trademark registrations have been issued for POGO, DIMS and WIMS. Trademark registration applications are pending for other marks of the Company.

         The Company has acquired licenses from third party software vendors to sell licenses to certain software applications developed by those vendors. In addition, the Company has acquired licenses from other software vendors for networking, utilities, and other software products. These licenses typically provide for an initial fee which covers a certain number of copies and for payment thereafter on a per copy basis.

PERSONNEL

         At June 30, 1995, the Company had approximately 836 employees. The Company's future success will depend in large part on its continued ability to attract and retain highly skilled employees. None of its employees is represented by a collective bargaining agreement, and the Company believes that its relations with its employees are very good.

                                 USE OF PROCEEDS

         The Selling Stockholders will receive all of the net proceeds from the sale of the shares of Common Stock owned by such Selling Stockholders and offered hereby. The Company will not receive any of the net proceeds from the sale of such shares.

                              SELLING STOCKHOLDERS

         The following table sets forth with respect to the Selling
Stockholders: (i) the name of each of the Selling Stockholders; (ii) the nature of any position, office or other material relationship which the Selling Stockholders have had within the past three years with Landmark or any of its predecessors or affiliates; (iii) the number of shares of Common Stock owned by each Selling Stockholder as of July 26, 1995; and (iv) the number of shares of each of the Selling Stockholders to be offered hereby.

                                                              Number of Shares
                                                               of Common Stock
                                                                Owned as of              Number of Shares
                  Name and Relationship (1)                    July 26, 1995            Offered Hereby(2)
                  -------------------------                   ----------------          -----------------

David L. Armitage(3)                                               191,214                  191,214

Gina G. Armitage(4)                                                191,214                  191,214

Minnowburn Corporation                                             146,891                  146,891

Meredyth R. Armitage                                                31,509                   31,509

Galen P. Robbins                                                    20,526                   20,526

The Estate of Peter B. Seaman                                       15,362                   15,362

William B. Whitaker, II                                             14,316                   14,316

Catherine S. Armitage                                               14,055                   14,055

Antrim Resources, Inc.(6)                                           10,459                   10,459

First Trust, Trustee for the benefit of                             10,459                   10,459
Dirk W. McDermott

Marc C. McKinley                                                     7,713                    7,713
                                                                   -------                  -------
      Totals                                                       653,718                  653,718
                                                                   =======                  =======

(1) Each of the relationships is with GeoGraphix, a wholly-owned subsidiary of the Company acquired by the Company on June 5, 1995. Each of the Selling Stockholders received the shares of Common Stock set forth in this table in connection with such acquisition. None of the Selling Stockholders is an officer or director of the Company.

(2) After completion of the offering contemplated hereby, none of the Selling Stockholders will own any shares of the Common Stock (assuming that all shares of Common Stock that may be offered hereby are sold, and assuming that the Selling Stockholders do not acquire any additional shares of Common Stock subsequent to July 26, 1995).

(3) Mr. Armitage was President, Chief Executive Officer and a member of the Board of Directors of GeoGraphix prior to its acquisition by the Company. Since June 5, 1995, Mr. Armitage has been employed by the Company as President of the Geographix business unit.

(4) Ms. Armitage was Secretary and a member of the Board of Directors of GeoGraphix prior to its acquisition by the Company.

(5) Mr. McDermott was a member of the Board of Directors of GeoGraphix prior to its acquisition by the Company.

(6) Alex Cranberg, a principal of Antrim Resources, Inc., was a member of the Board of Directors of GeoGraphix prior to its acquisition by the Company.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock offered hereby may be sold from time to time by the Selling Stockholders, or by the Selling Stockholders' pledgees, donees, transferees or other successors in interest, either directly by the Selling Stockholder owning such shares or such Selling Stockholder's successors in interest or through agents, underwriters or dealers. Such sales may be effected in transactions in the NASDAQ National Market System, on any exchange on which the Common Stock may from time to time be traded, in independent, negotiated transactions or otherwise. The shares of Common Stock offered hereby may be sold at market prices prevailing at the time of sale or at negotiated prices. Without limiting the generality of the foregoing, the shares offered hereby may be sold in the following manner: (i) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) an ordinary brokerage transaction; or
(iv) a transaction in which the broker solicits purchasers.

         Any broker, dealer or underwriter to be utilized by a Selling Stockholder will be selected by such Selling Stockholder. Any compensation payable to such persons by a Selling Stockholder will be negotiated in the future. The Selling Stockholders and any underwriters, dealers or agents that participate in distribution of the shares offered hereby may be deemed to be underwriters, and any profit on sale of the shares by the Selling Stockholders and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Securities Act").

         The Company has agreed under certain circumstances to indemnify certain of the Selling Stockholders against certain liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended.

         The securities covered hereby may be sold pursuant to the registration statement of which this Prospectus is part, pursuant to Rule 144 promulgated by the Commission under the Securities Act or pursuant to an exemption from registration under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas.

                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K have been audited by various independent accountants. The companies and periods covered by these audits are indicated in the individual accountants' reports. Such financial statements have been so incorporated in reliance on the reports of the various independent accountants given on the authority of such firms as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses payable by the Company in connection with the registration of the Common Stock offered hereby are as follows:

         SEC registration fee   . . . . . . . . . . . . . .  $         5,903.19
         NASD filing fee  . . . . . . . . . . . . . . . . .      Not applicable
         "Blue Sky" fees and expenses   . . . . . . . . . .      Not applicable
         Printing and engraving expenses  . . . . . . . . .      Not applicable
         Legal fees and expenses  . . . . . . . . . . . . .  $        25,000.00
         Accounting fees and expenses   . . . . . . . . . .  $        22,000.00
         Transfer agent and registrar fees  . . . . . . . .      Not applicable
         Miscellaneous expenses . . . . . . . . . . . . . .  $         3,000.00
                                                             ------------------
              Total   . . . . . . . . . . . . . . . . . . .  $        55,903.19
                                                             ==================

         All expenses (other than discounts and commissions incurred in effecting any sales of shares of Common Stock offered hereby), including, without limitation, those itemized above, shall be borne by the Company; provided, however, that (i) discounts and commissions attributable to sales by the Selling Stockholders shall be borne by the Selling Stockholders, and (ii) the fees of any attorneys, accountants or other professionals retained by the Selling Stockholders shall be paid by the Selling Stockholders.

ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The General Corporation Law of the State of Delaware permits the Company and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of the Company or in an action by stockholders of the Company. The Company's Restated Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of Title 8 of the General Corporation Law of Delaware nor does it apply with respect to any liability resulting from (i) a director's breach of his or her duty of loyalty to the Company or its stockholders; (ii) acts or omissions of a director not in good faith; (iii) acts or omissions of a director involving intentional misconduct or a knowing violation of law; or (iv) a transaction from which a director derived an improper personal benefit.

         The Company's Restated Certificate of Incorporation further provides that, other than with respect to an action or proceeding brought by or on behalf of the Company, the Company will indemnify its officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as an officer or director of the Company, or at the request of the Company, as an officer, director, agent or employee of another business entity. Such right of indemnification is conditioned upon such person having (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and (ii) with respect to criminal matters, no reasonable cause to believe his or her conduct was unlawful.

         The Company's Restated Certificate of Incorporation also provides for a similar right of indemnification with respect to actions brought by or on behalf of the Company. However, in connection with an action brought by or on behalf of the Company, no right of indemnification exists with respect to amounts paid in settlement or satisfaction of any claim for which the person seeking indemnity has been adjudged to have been liable to the Company, unless a court determines that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly entitled to indemnity for expenses deemed proper by the court.

         Any indemnification will be made by the Company only upon a determination that indemnification is proper under the circumstances because the party seeking indemnity has met the applicable standard of conduct. Such determination will be made by the stockholders or by majority vote of a disinterested quorum of the Board of Directors, or, if the Board of Directors so directs, by independent counsel.

         Pursuant to the Restated Certificate of Incorporation, the Company will advance litigation expenses to any officer or director upon receipt of an undertaking by such person to repay such advances in the event no right of indemnification is subsequently shown. The Company also may obtain insurance at its expense on behalf of any person who might be entitled to indemnification, regardless of whether the Company would have the power to indemnify such person against liability under the Restated Certificate of Incorporation.

         The Company's bylaws provide that the Company will indemnify its officers and directors in accordance with the Company's Restated Certificate of Incorporation. Any right of indemnification granted by the Certificate of Incorporation or the bylaws is in addition to, and not in lieu of, any other right of indemnification to which an officer or director may be entitled under any agreement, vote of stockholders or disinterested directors or law of Delaware.

         The Company enters into indemnification agreements with each of its executive officers and directors. Each such Indemnification Agreement provides for indemnification of officers and directors of the Company to the greatest extent permitted by the General Corporation Law of Delaware and additionally provides (i) that such persons shall be indemnified for amounts paid in settlement of derivative actions, (ii) for advances of investigation and litigation expenses subject to repayment if indemnification is disallowed, (iii) that indemnification is available unless the board of directors or independent legal counsel or the stockholders determine that the relevant standards of conduct were not satisfied, with the Company bearing the burden of proving same in any suit for indemnification, and (iv) for payment to such persons of expenses incurred in connection with the successful prosecution of an action for indemnification, in whole or in part, of any amount not timely paid (generally within 30 days of demand) by the Company.

ITEM 16.         EXHIBITS.

                                                                   Incorporated by Reference
 Exhibit Number and Description                                         (if Applicable)
 ------------------------------                           ------------------------------------
                                                          Form   Date       File No.   Exhibit
                                                          ----   ----       --------   -------
(4)      Instruments defining the
         rights of security holders,
         including debentures

         4.1  Specimen Common
              Stock certificate                           S-1    08/22/88   33-23957   4.1

(5)      Opinion regarding legality

         5.1  Opinion of Winstead
              Sechrest & Minick P.C                       N/A    N/A        N/A        N/A

(23)     Consents of experts and
         counsel

         23.1 Consent of Price                            N/A    N/A        N/A        N/A
              Waterhouse LLP

         23.2 Consent of Ernst &
              Young LLP                                   N/A    N/A        N/A        N/A

         23.3 Consent of Levine,
              Hughes & Mithuen, Inc                       N/A    N/A        N/A        N/A

         23.4 Consent of Winstead
              Sechrest & Minick P.C
               (See Exhibit 5.1)                          N/A    N/A        N/A        N/A

(24)     Power of attorney

         24.1 Power of attorney                           N/A    N/A        N/A        N/A

ITEM 17.         UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 26, 1995.

                                       LANDMARK GRAPHICS CORPORATION



                                       By:/s/ Robert P. Peebler
                                          --------------------------------------
                                          Robert P. Peebler, Director, President
                                          and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert P. Peebler and William H. Seippel, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, and file any and all documents relating to this Registration Statement, including any and all amendments, post-effective amendments, exhibits and supplements thereto, with any regulatory authority, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title                                                    Date
- -------------------                                                    ----

/s/ Robert P. Peebler                                              July 26, 1995
- -----------------------------------
Robert P. Peebler
Director, President, and Chief
Executive Officer (Principal
Executive Officer)

/s/ William H. Seippel                                             July 26, 1995
- -----------------------------------
William H. Seippel
Vice President, Finance and
Chief Financial Officer
(Principal Financial and Accounting
Officer)

/s/ Sam K. Smith                                                   July 26, 1995
- -----------------------------------
Sam K. Smith
Chairman of the Board


/s/ Lucio Lanza                                                    July 26, 1995
- -----------------------------------
Lucio Lanza
Director

/s/ James A. Downing, II                                           July 26, 1995
- -----------------------------------
James A. Downing, II
Director


/s/ Charles L. Blackburn                                           July 26, 1995
- -----------------------------------
Charles L. Blackburn
Director

/s/ Theodore Levitt                                                July 26, 1995
- -----------------------------------
Theodore Levitt
Director

/s/ S. Rutt Bridges                                                July 26, 1995
- -----------------------------------
S. Rutt Bridges
Director

                                EXHIBIT INDEX

 Exhibit
   No.           Description
- ---------        -----------

   5.1        Opinion of Winstead Sechrest & Minick P.C

  23.1        Consent of Price Waterhouse LLP

  23.2        Consent of Ernst & Young LLP

  23.3        Consent of Levine, Hughes & Mithuen, Inc

  23.4        Consent of Winstead Sechrest & Minick P.C (See Exhibit 5.1)